FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

FSD Pharma Inc. (the "Company")

199 Bay Street

Suite 4000

Toronto, Ontario

M5L 1A9

Item 2  Date of Material Change

August 25, 2021

Item 3  News Release

A news release (the "News Release") describing the material change was issued by the Company through the facilities of Business Wire and subsequently filed on the SEDAR profile of the Company. A copy of the News Release is attached hereto as Schedule "A".

Item 4  Summary of Material Change

On August 25, 2021, the Company announced that it had entered a definitive agreement to acquire 100% of the issued and outstanding shares Lucid Psycheceuticals Inc. ("Lucid"), a Canadian-based specialty psychedelic pharmaceutical company focused on the development of therapies to treat critical neurodegenerative diseases, for approximately US$9 million (CAD$11.3 million) in FSD Pharma stock (the "Transaction").

Item 5  Full Description of Material Change

The Transaction will be effected by way of a three-cornered amalgamation between Lucid, FSD Pharma and a wholly-owned subsidiary of FSD Pharma. The Transaction will involve the issuance of approximately 4.5 million Class B subordinate voting shares in the capital of FSD Pharma (each, an "FSD Share") as the acquisition consideration (the "Consideration Shares"), with a deemed aggregate purchase price of approximately US$9 million (CAD$11.3 million based on an exchange rate of US$1 to CAD$1.255) at a deemed price of US$2.00 (CAD$2.51) per FSD Share. The Consideration Shares may be adjusted slightly in the event the market price of the FSD Shares changes significantly prior to closing of the Transaction. Additionally, all of the outstanding Lucid stock options and warrants will become exercisable into FSD Shares, with the number and exercise price of such securities to be adjusted in accordance with the Transaction's exchange ratio.

The closing of the Transaction is subject to customary closing conditions for a transaction of this nature including, among other things, Lucid obtaining the requisite shareholder approval at a special meeting of Lucid shareholders to be called to consider the Transaction (the "Lucid Meeting"). The closing of the Transaction is expected to occur in early October 2021.

The Transaction will require approval by 66 2/3% of the votes cast by Lucid shareholders at the Lucid Meeting. Lucid shareholders holding at least 66 2/3% of the shares of Lucid, have entered into support agreements with FSD Pharma (the "Support Agreements") pursuant to which, among other things, they have agreed to vote all of the shares held by them in favor of the Transaction at the Lucid Meeting, on the terms and subject to the conditions set forth in the Support Agreements.

Additionally, it is a condition to closing of the Transaction that Lucid shareholders holding approximately 44% of the shares of Lucid, shall have entered into lock-up agreements with FSD Pharma pursuant to which: (a) 20% of the Consideration Shares received by each such locked-up shareholder will be exempt from any contractual transfer restrictions imposed by FSD Pharma; and (b) 80% of the Consideration Shares received by each such locked-up shareholder will be subject to contractual transfer restrictions, with such Consideration Shares to be released from such transfer restrictions over an 18 month period from the date of closing the Transaction.

Completion of the Transaction is subject to various closing conditions, including: the approval of the Nasdaq and CSE, the approval of the boards of directors of FSD Pharma and Lucid, the approval of the security holders of Lucid, and completion of due diligence by the parties.

Anthony Durkacz, a director and control person of the Company, is also a shareholder and warrant holder of Lucid, through a company he beneficially owns, and consequently the Transaction constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61- 101"). In its consideration and approval of the Transaction, the board of directors of the Company, with Mr. Durkacz recusing himself, determined that the Transaction will be exempt from the formal valuation and minority approval requirements of MI 61-101 on the basis of the exemptions in Sections 5.5(a) and 5.7(1)(a) of MI 61-101.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Further information regarding the matters described in this report may be obtained from Anthony Durkacz, Co-Executive Chair of the Board of Directors of FSD Pharma Inc., who is knowledgeable about the details of this material change and may be contacted at 1-844-978-3540  or adurkacz@fsdpharma.com.

Item 9  Date of Report

August 31, 2020

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this material change report, contain forward-looking information (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this material change report contains Forward-Looking Statements pertaining to: the Transaction and the anticipated acquisition of Lucid.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: assumptions concerning the completion of the Transaction and the future development of commercial applications for Lucid's intellectual properties and obtaining regulatory approval for such applications, as well as general financing, marketing, business and economic conditions. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) risks associated with completion of the Transaction and the acquisition and integration of Lucid and its assets into the Company's operations; (ii) risks associated with the development of new commercially viable pharmaceutical products (e.g., research and development risks, regulatory approval requirements and the risk of the development of competitive products); (iii) risks associated with early-stage drug development companies, including the need to access additional financing on acceptable terms and the need to attract and retain appropriate employees; (vi) general economic, market and business conditions; and (v) risks associated with catastrophic events, such as an outbreak of a public health pandemic or other public health crises, including COVID-19. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable Canadian securities laws.

SCHEDULE "A"

NEWS RELEASE

FSD Pharma Announces Definitive Agreement to Acquire
Lucid Psycheceuticals

Acquisition Advances Company's Strategic Plan Toward a Diversified Novel Drug
Development Pipeline in Psychedelics and Medical Cannabis

Toronto, August 25, 2021 - FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9) ("FSD Pharma" or the "Company"), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions in legal psychedelics and medical cannabis, announced today it has entered a definitive agreement to acquire 100% of the issued and outstanding shares Lucid Psycheceuticals Inc. ("Lucid"), a Canadian-based specialty psychedelic pharmaceutical company focused on the development of therapies to treat critical neurodegenerative diseases, for approximately US$9 million (CAD$11.3 million) in FSD Pharma stock (the "Transaction"), as further described below.

"The acquisition of a distinctive company like Lucid illustrates FSD Pharma's vision to build a portfolio of biotechnology assets on a new frontier of medicine that hold the potential to treat mental health disorders and neurodegenerative diseases in a new way," said Anthony Durkacz, Interim CEO of FSD Pharma. "Lucid has successfully developed a strong pipeline of novel therapeutic compounds - supported by IP in order to advance to future clinical trials - and we are confident that the experience the Lucid leadership team brings will allow us to immediately start the process towards clinical trials to further advance these promising therapies. This is an exciting venture for FSD Pharma that we believe represents a paradigm shift in the development and outlook of our company."

Strategic Highlights

Founded in 2020, Lucid is developing novel molecules and combinations with the goal of addressing Total Brain Health and targeting some of the most challenging neurodegenerative diseases, such as Multiple sclerosis, and other Brain conditions. Lucid has exclusive worldwide licensing rights from the University Health Network, North America's largest health research organization, to a patent-protected family of new chemical entities (NCEs), on which Lucid's development platform is based and from which its lead neurodegenerative disorders therapeutic candidate, Lucid-21-302, has been derived. In addition, Lucid's pipeline includes Lucid-201, a psychedelic drug candidate targeting mental health disorders, and it is also investigating certain cannabinoids.

In addition, upon closing of the transaction Lucid's co-founder and CEO, Dr. Lakshmi Kotra will be transitioning to the FSD Pharma team with Prof. Kotra taking on the role of leading the development of FSD Pharma's drug development pipeline in Psychedelics and Medical Cannabis. Dr. Kotra is a Professor of Medicinal Chemistry at the University of Toronto, and senior scientist at Krembil Brain Institute at the University Health Network.

Prof. Lakshmi Kotra, co-founder and CEO of Lucid, commented, "We started with a vision to accelerate therapies for Total Brain Health. Since inception, we have made significant progress and built a strong scientific and execution team. We are excited to enter a new phase of growth with FSD Pharma. I am personally delighted with FSD Pharma leadership's shared commitment to bring forward advanced therapeutics addressing challenging health issues. We believe our combined resources and experienced teams will position us to enter clinical development programs to deliver highly effective therapeutic products in neurodegenerative disorders and mental health areas."

Transaction Details

The Transaction will be effected by way of a three-cornered amalgamation between Lucid, FSD Pharma and a wholly-owned subsidiary of FSD Pharma. The Transaction will involve the issuance of approximately 4.5 million Class B subordinate voting shares in the capital of FSD Pharma (each, an "FSD Share") as the acquisition consideration (the "Consideration Shares"), with a deemed aggregate purchase price of approximately US$9 million (CAD$11.3 million based on an exchange rate of US$1 to CAD$1.255) at a deemed price of US$2.00 (CAD$2.51) per FSD Share. The Consideration Shares may be adjusted slightly in the event the market price of the FSD Shares changes significantly prior to closing of the Transaction. Additionally, all of the outstanding Lucid stock options and warrants will become exercisable into FSD Shares, with the number and exercise price of such securities to be adjusted in accordance with the Transaction's exchange ratio.

The closing of the Transaction is subject to customary closing conditions for a transaction of this nature including, among other things, Lucid obtaining the requisite shareholder approval at a special meeting of Lucid shareholders to be called to consider the Transaction (the "Lucid Meeting"). The closing of the Transaction is expected to occur in September 2021.

The Transaction will require approval by 66 2/3% of the votes cast by Lucid shareholders at the Lucid Meeting. Lucid shareholders holding at least 66 2/3% of the shares of Lucid, have entered into support agreements with FSD Pharma (the "Support Agreements") pursuant to which, among other things, they have agreed to vote all of the shares held by them in favor of the Transaction at the Lucid Meeting, on the terms and subject to the conditions set forth in the Support Agreements.

Additionally, it is a condition to closing of the Transaction that Lucid shareholders holding approximately 44% of the shares of Lucid, shall have entered into lock-up agreements with FSD Pharma pursuant to which: (a) 20% of the Consideration Shares received by each such locked-up shareholder will be exempt from any contractual transfer restrictions imposed by FSD Pharma; and (b) 80% of the Consideration Shares received by each such locked-up shareholder will be subject to contractual transfer restrictions, with such Consideration Shares to be released from such transfer restrictions over an 18 month period from the date of closing the Transaction.

Completion of the Transaction is subject to various closing conditions, including: the approval of the Nasdaq and CSE, the approval of the boards of directors of FSD Pharma and Lucid, the approval of the security holders of Lucid, and completion of due diligence by the parties.

Anthony Durkacz, a director and control person of the Company, is also a shareholder and warrant holder of Lucid, through a company he beneficially owns, and consequently the Transaction constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). In its consideration and approval of the Transaction, the board of directors of the Company, with Mr. Durkacz recusing himself, determined that the Transaction will be exempt from the formal valuation and minority approval requirements of MI 61-101 on the basis of the exemptions in Sections 5.5(a) and 5.7(1)(a) of MI 61-101.

About FSD Pharma

FSD Pharma is a life sciences holding company dedicated to building a portfolio of diversified therapeutic assets and innovative healthcare and biotech services. Currently, FSD is actively pursuing potential acquisition targets in the healthcare and biotech space to bring innovative treatments to market to treat various mental health disorders and neurodegenerative diseases. www.fsdpharma.com

About Lucid Psycheceuticals

The brain is the ultimate frontier in health research. Depression, anxiety, dementia and similar conditions often are prodromes to more serious neurodegenerative diseases, such as Multiple sclerosis, Alzheimer's disease and Parkinson's disease. Inspired by the mechanisms of action of psychedelics, and the need for therapeutics to prevent, and possibly reverse, neurodegeneration, Lucid is exploring novel therapies to address total brain health, i.e. mind and biology behind it! For more information, please visit www.lucidpsycheceuticals.com.

Forward Looking Information

Certain statement contained herein are "forward-looking statements". Often, but not always, forward-looking statement can be identified by the use of words such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates" or "believes", or variations of such words and phrases, or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to the Company's clinical trial, the evaluation of the commercial viability of its principal drug compound, and the statements made by Zeeshan Saeed regarding the commercial opportunities the Company's principal drug compound and other commercial opportunities and fulfilling strategic and operational goals outlined in prior communications to shareholders. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

For further information:

Zeeshan Saeed, President, Founder and Director, FSD Pharma Inc.
Email: zeeshan@fsdpharma.com, Telephone: (416) 854-8884

Investor Relations: Email: ir@fsdpharma.com, Website: www.fsdpharma.com

KCSA Strategic Communications

Fsdpharma@kcsa.com